SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayers’ ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM 1431-1

SEC (CUSIP) 20441B407 – Preferred “B” Shares

SEC (CUSIP) 20441B308 – Common Shares

LATIBEX 29922 – Preferred “B” Shares

NOTICE TO THE MARKET

Companhia Paranaense de Energia - Copel (NYSE: ELP; LATIBEX: XCOP; and BM&FBOVESPA: CPLE3, CPLE5, CPLE6), a leading Brazilian utility company that generates, transmits, distributes and trades electric energy, informs its shareholders and the market that in the period from November 17th to December 5th, 2014, 1,218 (one thousand two hundred and eighteen), the request of shareholders, ungrouped registered preferred class A shares (PNA) were converted into ungrouped registered preferred class B shares (PNB), according to the prerogative in paragraph one, article seven of the Company’s Bylaws.

Article 4 of the Company’s Bylaws will thus be worded as follows:

 “Art. 4 – The paid-in capital stock is R$6,910,000,000.00 (six billion, nine hundred and ten million reais), represented by 273,655,375 (two hundred seventy three million, six hundred fifty-five thousand, three hundred seventyfive) shares with no par value, 145,031,080 (one hundred forty-five million, thirty one thousand and eighty) of which common and 128,624,295 (one hundred twenty-eight million, six hundred twenty-four thousand, two hundred ninety-five) preferred, 380,291 (three hundred and eighty thousand, two hundred ninety-one) of which are class “A” shares and 128,244,004 (one hundred twenty-eight million, two hundred and forty-four thousand and four) class “B” shares.”

Curitiba, Brazil, December 10, 2014

Antonio Sergio de Souza Guetter

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 10, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.